UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 27, 2004

ANOOAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 27, 2004

* Print the name and title of the signing officer under his signature

------

Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM JOINT VENTURE CONTINUES TO RECEIVE
EXCELLENT PGM RESULTS FROM DRILLING AT DRENTHE

October 27, 2004, Vancouver, BC - Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) announces additional assay results from an on-going multi-rig core drilling program at the Drenthe platinum group metals and gold ("PGM") and nickel deposit, located on the Northern Limb of the Bushveld Complex, 250 kilometres north of Johannesburg, South Africa. The program is being carried out under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq (50%) and Anglo American Platinum Corporation Limited ("Anglo Platinum", 50%).

Drenthe is a near-surface PGM and nickel deposit that is potentially amenable to open pit mining. Prior to the current program, over 4 million ounces of combined platinum, palladium, rhodium and gold ("4PGM") and 359 million pounds of nickel within an inferred resource of 99.4 million tonnes grading 1.31 g/t of combined 4PGM and 0.16% nickel had been estimated for the deposit at a 0.5 g/t 4PGM cut-off (independent qualified person D. van der Heever, Pr.Sci.Nat.). At that time, the known deposit was largely confined to the Drenthe farm, having been outlined by 43 core holes over a 2.4 kilometre strike length, but was known to be open to the north and south onto the adjoining Witrivier and Overysel farms, respectively, as well as down dip to the west.

To the middle of October, 30,616 metres of NQ core in 153 drill holes (PR51 to PR203) have been drilled in the 2004 program. This current program consists of step-out and infill holes on the Drenthe and Witrivier farms, and the contiguous northern portion of the Overysel farm. Typically, a minimum of two holes have been drilled on sections that are spaced, on average, at 100 metre intervals along strike, both within the known Drenthe deposit and on the newly outlined portions of the deposit on the Overysel and Witrivier farms. The on-going program is designed to establish a higher confidence category for the known resource by decreasing the drill spacing, and also to expand the deposit. In the 2004 program, samples have been analysed for platinum, palladium and gold ("3PGM"), nickel and copper. New results received, for holes numbered PR 133 through PR173, are listed in Table 1 - Boikgantsho Joint Venture Assay Results (attached). Tabulated results for all 2004 holes, as well as maps showing hole locations are posted on Anooraq's website.

The 2004 program has been very successful, with a significant number of holes encountering mineralized intervals of equal or higher grade than the previously outlined resource. Current highlights include hole PR136 that intersected 22.0 metres grading 2.24 g/t 3PGM and 0.20% Ni from 35.0 - 57.0 metres; hole PR140 that intersected 34.4 metres grading 2.26 g/t 3PGM and 0.20% Ni from 189.6 - 224.0 metres; hole PR 148 that intersected 58.2 metres grading 2.06 g/t 3PGM and 0.15% Ni from 106.8 to 165.0 metres; hole PR 149 that intersected 44.2 metres grading 2.39 g/t 3PGM and 0.12% Ni from 137.8 - 182.0 metres; PR155 that intersected 25.0 metres of 2.66 g/t 3PGM and 0.18% Ni from 91.0 - 116.0 metres; and PR166 that intersected 19.5 metres of 2.1 g/t 3PGM and 0.24% Ni from 36.5 - 56.0 metres. Significantly, the PGM mineralization has now been traced over a strike length of 6.0 kilometres on the Drenthe, Overysel and Witrivier farms, and remains open.

The Drenthe deposit occurs on the Northern Limb of the Bushveld Complex, about 13 kilometres north of the Anglo Platinum Sandsloot open pit mine that annually produces over 350,000 ounces of platinum group metals. The goal of the JV is to explore and develop a large-scale, open pit PGM deposit. The ongoing program also includes collection of geotechnical and engineering data, as well as metallurgical testing of drill core samples. Upon completion, new resource estimates will be completed and mine planning commenced. The technical programs are designed to collect the necessary data to advance the Drenthe deposit to the pre-feasibility stage in the first part of 2005.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. The procedure for the Drenthe drilling program is as follows: core samples are sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then an 180 gram pulp from each sample is shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples are analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. For the 2004 program, a duplicate of one in every 20 samples is sent to Set Point Laboratories in Johannesburg, South Africa for checks of the Fire Assay analyses. Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for the drilling program.

Anooraq is actively engaged in the advancement of major platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limb of the Bushveld, the Company recently acquired a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE and direct access to financing opportunities on North American and European markets, positions Anooraq to become a leading PGM company.

For further details on Anooraq and its properties in South Africa, visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America call 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

The TSX Venture Exchange and the American Stock Exchange or any securities regulatory authority have not approved or disapproved of the contents of this press release.

Cautionary Note to U.S. Investors concerning Estimates of Inferred Resources

This news release uses the term "inferred resources";. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. There is a great amount of uncertainty about the existence, and economic and legal feasibility of "inferred resources";. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. The Company's ability to move into pre-feasibility is contingent on establishing measured and/or indicated resources for which there can be no assurance.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BOIKGANTSHO ASSAY TABLE

Hole Number		From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt g/tonne	Pd g/tonne	Au g/tonne	IMV[2] $US/Tonne
PR-129		70.50	77.00	6.50	21.3	1.66	0.13	0.08	0.59	0.97	0.10	35.16
PR-129		85.00	99.67	14.67	48.1	1.55	0.11	0.08	0.56	0.89	0.10	32.16
PR-133		7.93	50.00	42.07	138.0	1.63	0.15	0.09	0.72	0.80	0.11	38.94
PR-133	Incl.	38.00	50.00	12.00	39.4	2.46	0.19	0.13	0.92	1.41	0.13	52.99
PR-133		68.00	90.00	22.00	72.2	1.84	0.10	0.07	0.73	1.05	0.06	35.31
PR-133		127.50	134.00	6.50	21.3	5.14	0.69	0.33	2.27	2.46	0.41	147.05
PR-133		144.00	150.00	6.00	19.7	1.96	0.11	0.08	0.57	1.28	0.11	34.66
PR-133		171.00	173.26	2.26	7.4	5.19	0.55	0.28	1.92	3.04	0.23	126.01
PR-134		51.00	71.00	20.00	65.6	1.79	0.14	0.05	0.76	0.95	0.08	39.34
PR-134	Incl.	59.00	62.51	3.51	11.5	3.18	0.18	0.06	1.19	1.88	0.10	58.88
PR-134		91.87	95.00	3.13	10.3	1.37	0.15	0.05	0.51	0.79	0.07	33.70
PR-135		195.00	209.00	14.00	45.9	1.82	0.16	0.10	0.76	0.94	0.13	42.10
PR-136		35.00	57.00	22.00	72.2	2.24	0.20	0.10	0.83	1.30	0.10	50.68
PR-136	Incl.	43.00	50.00	7.00	23.0	3.35	0.26	0.13	1.27	1.94	0.14	71.52
PR-136		106.00	151.36	45.36	148.8	1.31	0.22	0.15	0.62	0.58	0.11	44.09
PR-136	Incl.	132.00	134.50	2.50	8.2	2.71	0.34	0.28	1.17	1.27	0.27	77.26
PR-137		51.00	54.00	3.00	9.8	0.86	0.10	0.09	0.35	0.47	0.05	23.48
PR-138	No significant results
PR-139		49.00	55.82	6.82	22.4	2.02	0.20	0.14	0.83	1.11	0.09	49.58
PR-140		189.64	224.00	34.36	112.7	2.26	0.20	0.14	0.89	1.24	0.13	52.59
PR-140	Incl.	203.00	207.00	4.00	13.1	3.45	0.23	0.19	1.25	1.95	0.25	70.18
PR-140	Incl.	219.00	223.00	4.00	13.1	4.24	0.34	0.25	1.76	2.33	0.14	94.45
PR-141		87.00	90.00	3.00	9.8	1.69	0.08	0.04	0.63	0.95	0.11	30.57
PR-142		27.00	34.18	7.18	23.6	1.70	0.15	0.07	1.08	0.54	0.07	44.55
PR-143		120.00	122.00	2.00	6.6	1.97	0.14	0.08	0.88	1.00	0.10	43.10
PR-143		128.10	131.87	3.77	12.4	1.59	0.21	0.11	0.68	0.81	0.10	44.76
PR-144		15.00	19.00	4.00	13.1	2.09	0.05	0.04	0.84	1.14	0.11	33.69
PR-144		96.00	107.00	11.00	36.1	1.27	0.19	0.13	0.57	0.59	0.11	39.88
PR-145		186.31	260.33	74.02	242.8	1.96	0.14	0.08	0.76	1.08	0.12	40.75
PR-145	Incl.	202.50	212.00	9.50	31.2	3.38	0.24	0.13	1.15	2.03	0.19	68.15
PR-145	Incl.	246.84	251.00	4.16	13.6	2.79	0.19	0.11	1.10	1.54	0.16	57.47
PR-146		125.00	127.00	2.00	6.6	1.53	0.10	0.05	0.60	0.84	0.09	30.99
PR-146		133.84	140.00	6.16	20.2	1.99	0.16	0.08	0.85	1.00	0.14	45.05
PR-146		149.00	151.00	2.00	6.6	1.25	0.21	0.11	0.54	0.58	0.13	40.78
PR-146		155.85	161.00	5.15	16.9	1.28	0.14	0.07	0.50	0.69	0.09	31.72
PR-146		164.00	168.00	4.00	13.1	1.33	0.13	0.05	0.54	0.72	0.07	31.30
PR-147		94.00	103.00	9.00	29.5	1.23	0.13	0.07	0.48	0.66	0.09	30.59
PR-147		145.00	159.00	14.00	45.9	1.54	0.12	0.07	0.62	0.84	0.08	33.49
PR-148		106.82	165.00	58.18	190.9	2.06	0.15	0.11	0.77	1.16	0.14	43.11
PR-148	Incl.	109.39	130.00	20.61	67.6	3.08	0.21	0.14	1.11	1.76	0.20	62.74
PR-148		175.00	179.16	4.16	13.6	1.93	0.14	0.10	0.73	1.09	0.12	40.60
PR-149		137.85	182.00	44.15	144.8	2.39	0.12	0.08	0.93	1.27	0.20	45.09
PR-149	Incl.	145.00	153.00	8.00	26.2	3.25	0.16	0.10	1.30	1.73	0.22	61.39
PR-150		51.45	60.00	8.55	28.1	1.39	0.08	0.07	0.73	0.61	0.06	30.48
PR-150		91.00	94.00	3.00	9.8	1.22	0.18	0.15	0.52	0.61	0.09	37.31
PR-150		125.00	130.00	5.00	16.4	1.47	0.21	0.15	0.47	0.84	0.16	41.56
PR-150		144.00	193.75	49.75	163.2	1.29	0.16	0.10	0.41	0.82	0.06	33.12
PR-150	Incl.	179.00	183.00	4.00	13.1	2.57	0.19	0.11	0.77	1.69	0.11	51.03
PR-151		41.69	44.00	2.31	7.6	1.56	0.06	0.03	1.14	0.35	0.07	34.97
PR-151		70.00	86.00	16.00	52.5	1.79	0.12	0.04	0.75	0.96	0.09	37.04
PR-151		91.00	97.00	6.00	19.7	2.95	0.15	0.07	1.04	1.79	0.12	52.69
PR-152		159.00	170.00	11.00	36.1	2.59	0.15	0.10	0.99	1.44	0.17	50.67
PR-152		188.00	192.00	4.00	13.1	2.76	0.14	0.11	0.90	1.69	0.17	49.32
PR-152		200.00	209.00	9.00	29.5	2.15	0.12	0.10	0.78	1.23	0.15	40.65
PR-153		32.70	37.00	4.30	14.1	1.44	0.12	0.08	0.53	0.83	0.08	31.43
PR-153		81.50	84.50	3.00	9.8	1.47	0.15	0.13	0.74	0.62	0.11	39.37
PR-153		193.50	204.50	11.00	36.1	2.19	0.30	0.22	1.03	1.02	0.14	65.08
PR-154		78.00	85.00	7.00	23.0	1.61	0.07	0.03	0.69	0.85	0.06	29.03
PR-154		92.00	101.00	9.00	29.5	1.66	0.08	0.05	0.63	0.94	0.09	30.61
PR-154		118.00	125.00	7.00	23.0	1.35	0.12	0.07	0.52	0.77	0.06	30.86
PR-155		91.00	116.00	25.00	82.0	2.66	0.18	0.11	1.00	1.51	0.16	54.24
PR-155	Incl.	110.00	112.15	2.15	7.1	3.66	0.23	0.15	1.41	2.03	0.21	73.08
PR-155		128.00	130.00	2.00	6.6	2.02	0.11	0.08	0.92	1.00	0.10	40.74
PR-155		135.00	137.00	2.00	6.6	1.83	0.17	0.12	0.68	1.02	0.12	42.27
PR-156		118.00	128.00	10.00	32.8	1.94	0.17	0.10	0.67	1.17	0.11	42.58
PR-156	Incl.	124.00	126.00	2.00	6.6	3.72	0.24	0.14	1.35	2.19	0.18	73.70
PR-157		32.46	36.00	3.54	11.6	2.49	0.17	0.06	1.24	1.15	0.10	54.38
PR-157		52.70	70.00	17.30	56.8	2.42	0.24	0.13	1.15	1.11	0.17	61.62
PR-157	Incl.	52.70	62.00	9.30	30.5	3.09	0.22	0.13	1.36	1.54	0.19	67.53
PR-158		165.00	167.81	2.81	9.2	1.03	0.29	0.24	0.44	0.45	0.14	47.75
PR-159		4.02	7.04	3.02	9.9	1.37	0.06	0.03	0.88	0.45	0.04	29.74
PR-159		91.00	93.00	2.00	6.6	1.99	0.10	0.05	1.08	0.82	0.08	41.06
PR-160		91.00	94.00	3.00	9.8	1.60	0.16	0.09	0.62	0.88	0.09	37.95
PR-161		4.03	11.00	6.97	22.9	0.95	0.18	0.13	0.45	0.41	0.10	34.45
PR-161		14.86	24.89	10.03	32.9	1.72	0.14	0.08	1.00	0.56	0.17	43.84
PR-161		61.84	64.00	2.16	7.1	1.15	0.20	0.12	0.50	0.58	0.07	37.85
PR-162		66.73	69.04	2.31	7.6	1.26	0.22	0.13	0.47	0.69	0.10	40.97
PR-162		86.00	88.98	2.98	9.8	1.80	0.34	0.23	0.61	1.05	0.15	60.88
PR-162		96.00	99.00	3.00	9.8	1.59	0.23	0.15	0.54	0.97	0.09	44.83
PR-162		101.00	109.00	8.00	26.2	1.35	0.18	0.12	0.60	0.65	0.11	39.12
PR-162		111.00	115.30	4.30	14.1	1.19	0.14	0.08	0.46	0.66	0.06	30.50
PR-162		154.05	160.50	6.45	21.2	1.19	0.16	0.05	0.48	0.63	0.07	32.95
PR-162		166.00	169.00	3.00	9.8	1.25	0.13	0.08	0.60	0.56	0.08	33.01
PR-163		38.28	42.00	3.72	12.2	1.27	0.05	0.03	0.78	0.46	0.03	26.35
PR-163		83.00	85.00	2.00	6.6	1.46	0.20	0.12	0.53	0.80	0.13	40.62
PR-163		88.00	95.22	7.22	23.7	1.61	0.26	0.14	0.54	0.95	0.12	47.89
PR-163		135.71	140.27	4.56	15.0	1.22	0.19	0.11	0.49	0.66	0.07	37.18
PR-163		159.00	165.00	6.00	19.7	1.83	0.21	0.13	0.69	0.97	0.17	47.41
PR-164		30.00	32.00	2.00	6.6	1.75	0.26	0.18	0.59	1.06	0.10	50.39
PR-164		43.00	77.32	34.32	112.6	1.64	0.22	0.12	0.71	0.82	0.12	46.67
PR-164		110.00	112.00	2.00	6.6	1.16	0.14	0.08	0.38	0.70	0.09	29.16
PR-165		23.00	26.00	3.00	9.8	1.32	0.09	0.04	0.61	0.52	0.19	28.84
PR-165		78.00	85.00	7.00	23.0	1.70	0.17	0.10	0.79	0.80	0.12	42.68
PR-165		131.32	143.00	11.68	38.3	1.31	0.19	0.12	0.61	0.62	0.09	39.99
PR-165	Incl.	132.48	136.00	3.52	11.5	1.79	0.25	0.16	0.83	0.84	0.12	53.89
PR-165		147.56	149.60	2.04	6.7	1.37	0.20	0.14	0.64	0.66	0.08	42.13
PR-165		162.45	167.69	5.24	17.2	1.52	0.19	0.13	0.65	0.77	0.10	41.76
PR-166		36.55	56.00	19.45	63.8	2.10	0.24	0.13	0.98	0.99	0.14	56.16
PR-166	Incl.	46.00	54.00	8.00	26.2	2.59	0.28	0.15	1.24	1.17	0.17	67.99
PR-166		85.00	99.00	14.00	45.9	1.77	0.21	0.13	0.76	0.91	0.10	47.27
PR-166	Incl.	90.00	93.00	3.00	9.8	2.36	0.32	0.20	1.04	1.17	0.15	68.91
PR-166		105.00	118.50	13.50	44.3	1.66	0.16	0.11	0.68	0.87	0.11	40.71
PR-166		127.00	130.00	3.00	9.8	1.53	0.16	0.09	0.62	0.78	0.13	38.38
PR-166		133.00	135.76	2.76	9.1	1.29	0.19	0.10	0.53	0.69	0.07	38.42
PR-168		35.00	56.00	21.00	68.9	1.55	0.26	0.12	0.76	0.67	0.13	50.79
PR-168		59.00	71.11	12.11	39.7	1.99	0.22	0.11	1.01	0.86	0.12	53.65
PR-168	Incl.	68.00	71.11	3.11	10.2	2.89	0.27	0.14	1.34	1.37	0.19	70.63
PR-168		73.00	75.33	2.33	7.6	2.48	0.27	0.22	1.06	1.26	0.16	65.53
PR-168		76.72	81.00	4.28	14.0	1.12	0.18	0.11	0.46	0.59	0.08	34.55
PR-169		8.00	11.76	3.76	12.3	1.37	0.19	0.14	0.64	0.59	0.15	41.15
PR-169		18.00	24.00	6.00	19.7	1.12	0.21	0.16	0.45	0.54	0.13	39.56
PR-169		29.00	34.00	5.00	16.4	0.89	0.19	0.12	0.38	0.44	0.08	33.85
PR-169		44.00	56.00	12.00	39.4	1.62	0.27	0.20	0.70	0.79	0.12	52.86
PR-169	Incl.	49.00	53.85	4.85	15.9	2.61	0.34	0.23	1.17	1.26	0.18	74.96
PR-169		61.00	64.07	3.07	10.1	1.24	0.20	0.16	0.44	0.62	0.19	38.80
PR-169		75.00	80.48	5.48	18.0	1.39	0.19	0.13	0.42	0.86	0.12	38.10
PR-169		96.00	99.00	3.00	9.8	1.19	0.09	0.07	0.76	0.41	0.03	30.22
PR-169		146.00	156.00	10.00	32.8	1.71	0.17	0.09	0.68	0.91	0.12	41.41
PR-169		207.70	211.00	3.30	10.8	1.97	0.25	0.15	0.79	1.02	0.16	54.29
PR-169		215.00	217.00	2.00	6.6	1.31	0.24	0.15	0.41	0.80	0.09	41.90
PR-169		221.00	225.00	4.00	13.1	1.20	0.16	0.09	0.39	0.74	0.07	31.60
PR-170		2.20	14.00	11.80	38.7	1.22	0.25	0.19	0.39	0.68	0.14	43.79
PR-170		23.00	72.00	49.00	160.8	1.06	0.20	0.13	0.42	0.54	0.11	36.86
PR-170		76.00	78.00	2.00	6.6	1.09	0.20	0.15	0.38	0.56	0.15	37.00
PR-170		80.00	82.00	2.00	6.6	1.14	0.21	0.15	0.41	0.62	0.12	38.26
PR-170		95.00	101.00	6.00	19.7	0.96	0.22	0.16	0.35	0.51	0.10	36.89
PR-170		182.00	188.00	6.00	19.7	1.37	0.20	0.10	0.52	0.79	0.06	39.16
PR-170		257.00	263.00	6.00	19.7	1.30	0.15	0.09	0.48	0.73	0.09	33.45
PR-171		21.00	126.98	105.98	347.7	1.14	0.22	0.17	0.48	0.54	0.12	41.20
PR-171	Incl.	47.12	64.00	16.88	55.4	1.81	0.40	0.30	0.66	0.95	0.19	69.53
PR-171		138.60	142.00	3.40	11.2	0.99	0.17	0.14	0.44	0.45	0.10	33.16
PR-171		150.00	152.00	2.00	6.6	1.23	0.16	0.13	0.47	0.65	0.12	35.04
PR-171		210.00	215.92	5.92	19.4	1.75	0.18	0.10	0.75	0.89	0.12	43.77
PR-171		223.00	229.00	6.00	19.7	2.51	0.18	0.08	1.21	1.17	0.12	55.59
PR-171		302.87	314.00	11.13	36.5	1.70	0.20	0.13	0.70	0.88	0.13	45.30
PR-172		11.00	17.00	6.00	19.7	1.33	0.13	0.09	0.74	0.48	0.11	36.06
PR-173		101.44	124.40	22.96	75.3	1.24	0.14	0.08	0.52	0.64	0.08	32.66

1 PGM = Platinum + Palladium + Gold
2 IMV = In-Situ Metal Value. Gross in-situ metal value dollar amounts are provided for the reader's convenience to facilitate comparison of the polymetallic nature of the mineralization. These gross amounts do no take into consideration mining and processing costs and have no economic significance. The gross in-situ dollar values have been calculated using the following commodity prices: Pt $US 700/oz; Pd $US 200/oz; Au $US 385/oz; Ni $US 4.50/lb; Cu $US 0.90/lb.